                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  Form 12b-25
                          NOTIFICATION OF LATE FILING


                                   FORM 10-Q
                      FOR THE PERIOD ENDED JUNE 30, 2001


                           SEC FILE NUMBER:  0-23081

                        PART I - REGISTRANT INFORMATION

Full Name of Registrant:

     FARO Technologies, Inc.

Address of Principal Executive Office (Street and Number):

     125 Technology Park

City, State and Zip Code:

     Lake Mary, Florida  32746

                       PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(X)    (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X)    (b)   The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

( )    (c)   The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

The Registrant is unable to file within the prescribed due date its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 because the Registrant experienced unanticipated technical difficulties in completing the Form 10-Q. The Form 10-Q will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date.

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Gregory A. Fraser
     (407) 333-9911

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

               (X)  Yes      ( )  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               ( )  Yes      (X)  No

(4) If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FARO Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  August 15, 2001               By:  /s/ Gregory A. Fraser
                                        ---------------------------------------
                                          Gregory A. Fraser
                                          Executive Vice-President, Secretary,
                                          Treasurer and Director

                                       3